Exhibit 99.1
CERAGON
Networks (R)

[GRAPHIC OMITTED][GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE

        CERAGON NETWORKS(R) REPORTS THIRD QUARTER 2002 FINANCIAL RESULTS

         TEL AVIV, ISRAEL, OCTOBER 24, 2002- Ceragon Networks Ltd. (NASDAQ:
CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the third quarter ending September 30, 2002. Revenues for the third quarter increased to $5.0 million, as compared to revenues of $3.1 million for the third quarter of 2001 and to revenues of $4.0 million for the second quarter of 2002. This represents an increase of 61% as compared to the third quarter of 2001, and an increase of 26% as compared to the second quarter of 2002. This past quarter was also the fourth quarter of consecutive revenue growth for Ceragon.
         Pro-forma gross profit (*) for the third quarter of 2002 was $1.5 million, or 30.5% of revenues. This compares to pro-forma gross profit for the third quarter of 2001 of $0.3 million, or 10.1% of revenues and to pro-forma gross profit for the second quarter of 2002 of $1.2 million, or 29.0% of revenues. Pro-forma net loss for the third quarter of 2002 decreased to $(2.6) million, or $(0.12) basic and diluted net loss per ordinary share. This compares to pro-forma net loss for the third quarter of 2001 of $(3.9) million, or $(0.19) basic and diluted net loss per ordinary share and to pro-forma net loss for the second quarter of 2002 of $(3.0) million, or $(0.14) basic and diluted net loss per ordinary share. For an explanation of pro-forma results see the notes at * below.
         The company ended the third quarter of 2002 with $45.5 million in cash and liquid investments, as compared to $48.0 million in cash and liquid investments at the end of the previous quarter.
          "Focusing on our three target markets has resulted in a fourth consecutive quarter of growth and a fifth consecutive quarter of improving bottom line results at Ceragon," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "During this past quarter, we continued generating new and follow-on orders and recurring revenues from cellular carriers, incumbent operators and enterprise organizations. We also expanded our base of new customers and extended our geographic reach into additional regions within Europe and Asia."

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
THIRD QUARTER 2002 RESULTS-2

         A conference call discussing Ceragon's results for the second quarter of 2002 will take place today, October 24, 2002, at 11:00 a.m. (EDT). Details can be found on Ceragon's website at www.ceragon.com. The live call and its replay will be accessible on Ceragon's website. The replay will be available through October 28, 2002.

* Pro-Forma Financial Presentation
Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the three months ended September 30, 2001 exclude one-time charges of $17.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues. The pro-forma results for the nine months ended September 30, 2001 and for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs.

ABOUT CERAGON NETWORKS LTD.
Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables the rapid and cost-effective deployment of high-capacity network connectivity. Ceragon's FibeAir(TM) product family was uniquely designed for cellular operators, enterprises and communications service providers to progressively build networks to meet the growing demand for value-added broadband services. The modular FibeAir system operates across multiple frequencies from 7 to 38 GHz and supports integrated high-capacity services over IP, SONET/SDH and ATM networks. Ceragon's equipment complies with North American and international standards and is installed with over 100 customers in more than 35 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. Recently, Ceragon announced another industry first - a high capacity fixed wireless system with a built-in SONET/SDH add-drop multiplexer (ADM). More information is available at www.ceragon.com.
             ---------------
Ceragon Networks(R) is a registered trademark of Ceragon Networks Ltd. and Ceragon(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), QuickAir(TM), QuickAir Partner Program(TM), QuickAir Partner Certification Program(TM), QuickAir Partner Zone(TM), EncryptAir(TM) and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

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THIRD QUARTER 2002 RESULTS-3

                                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                          PRO- FORMA(*)

                                                 THREE MONTHS ENDED                NINE MONTHS ENDED             YEAR ENDED
                                                    SEPTEMBER 30,                    SEPTEMBER 30,              DECEMBER 31,
                                           -------------------------------   ------------------------------   -----------------
                                                2002             2001             2002            2001              2001
                                           ------------------------------------------------------------------------------------
                                                                                UNAUDITED
                                           ------------------------------------------------------------------------------------

 Revenues                                  $      5,047     $      3,142      $     12,323    $     21,578        $     24,852
 Cost of revenues                                 3,507            2,824             8,817          13,842              16,451
                                           ------------     ------------     -------------   -------------    -----------------

 Gross profit                                     1,540              318             3,506           7,736               8,401
                                           ------------     ------------     -------------   -------------    -----------------

 Operating expenses:
   Research and development                       2,285            2,948             6,781          10,534              12,967
   Less: participation by the Chief
     Scientist of the Government of
     Israel                                         480              716             1,326           2,266               2,660
                                           ------------     ------------     -------------   -------------    -----------------

   Research and development, net                  1,805            2,232             5,455           8,268              10,307
   Sales and marketing                            2,236            2,093             6,820           9,795              11,924
   General and administrative                       480              599             1,521           2,553               3,138
                                           ------------     ------------     -------------   -------------    -----------------

 Total operating expenses                         4,521            4,924            13,796          20,616              25,3690
                                           ------------     ------------     -------------   -------------    -----------------

 Operating loss                                  (2,981)          (4,606)          (10,290)        (12,880)            (16,968)
 Financial income, net                              369              683             1,236           2,299               2,769
                                           ------------     ------------     -------------   -------------    -----------------

 Net loss                                  $     (2,612)    $     (3,923)     $     (9,054)   $    (10,581)       $    (14,199)
                                           ============     ============     =============   =============    =================

 Basic and diluted net loss per share       $     (0.12)     $     (0.19)      $     (0.41)    $     (0.51)       $      (0.67)
                                           ============     ============     =============   =============    =================

 Weighted average number of shares used
   in computing basic and diluted net        22,425,096       21,064,343        22,334,970      20,863,131          21,099,336
   loss per share                          ============     ============     =============   =============    =================

* PRO-FORMA FINANCIAL PRESENTATION

Pro-forma results are presented for informational purposes only. Pro-forma financial results for all periods presented exclude the effect of stock-based, non-cash deferred compensation expenses. In addition, the pro-forma results for the three months ended September 30, 2001 exclude one-time charges of $17.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues. The pro-forma results for the nine months ended September 30, 2001 and for the year ended December 31, 2001 exclude one-time charges of $28.8 million for an inventory write-down and a fixed asset impairment presented in cost of revenues, $2.6 million for doubtful debt presented in general and administrative expenses, and $4.7 million due to restructuring plans presented in restructuring costs.

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
THIRD QUARTER 2002 RESULTS-4

                                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                                                                   YEAR ENDED
                                                    THREE MONTHS ENDED                NINE MONTHS ENDED            DECEMBER
                                                       SEPTEMBER 30,                    SEPTEMBER 30,                 31,
                                              -------------------------------  -------------------------------  -----------------
                                                   2002             2001            2002             2001             2001
                                              --------------   --------------  --------------   --------------  -----------------
                                                                         UNAUDITED                                   AUDITED
                                              -----------------------------------------------------------------------------------
 Revenues                                  $      5,047     $      3,142      $     12,323    $     21,578        $     24,852
 Cost of revenues                                 3,507           20,605             8,817          42,673              45,282
                                           ------------     ------------     -------------   -------------    -----------------


 Gross profit (loss)                              1,540          (17,463)            3,506         (21,095)           (20,430)

 Operating expenses:
   Research and development                       2,285            2,948             6,781          10,534             12,967
   Less: participation by the Chief
     Scientist of the Government of Israel          480              716             1,326           2,266              2,660
                                           ------------     ------------     -------------   -------------    -----------------

 Research and development, net                    1,805            2,232             5,455           8,268             10,307
 Sales and marketing                              2,236            2,093             6,820           9,795             11,924
 General and administrative                         480              599             1,521           5,185              5,770
 Amortization of deferred stock
   compensation (a)                                679             1,439             2,399           5,226              6,431
 Restructuring costs                                 -                -                -             4,750              4,750
                                           ------------     ------------     -------------   -------------    -----------------

 Total operating expenses                         5,200            6,363            16,195          33,224             39,182
                                           ------------     ------------     -------------   -------------    -----------------

 Operating loss                                  (3,660)         (23,826)          (12,689)        (54,319)           (59,612)
 Financial income, net                              369              683             1,236           2,299              2,769
                                           ------------     ------------     -------------   -------------    -----------------

 Net loss                                  $    (3,291)     $    (23,143)     $    (11,453)   $    (52,020)       $   (56,843)
                                           ============     ============     =============   =============    =================

 Basic and diluted net loss per share      $      (0.15)    $      (1.10)     $      (0.51)   $      (2.49)       $     (2.69)
                                           ============     ============     =============   =============    =================

 Weighted average number of shares used in
   computing basic and diluted net loss per
   share                                       22,425,096       21,064,343      22,334,970         20,863,131      21,099,336
                                           ============     ============     =============   =============    =================

 (a)      Amortization of deferred stock
            compensation relates to the
            following:
            Cost of revenues               $         49     $         90      $        167    $        314        $       400
            Research and development                218              525               781           1,863              2,248
            Sales and marketing                     238              426               862           1,596              1,984
            General and administrative              174              398               589           1,453              1,799
                                           ------------     ------------     -------------   -------------    -----------------

          Total amortization of deferred
          -----
          stock compensation               $        679     $      1,439      $      2,399    $      5,226        $     6,431
                                           ============     ============     =============   =============    =================

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THIRD QUARTER 2002 RESULTS-5

                                                   CONSOLIDATED BALANCE SHEETS
                                  (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                          SEPTEMBER            DECEMBER
                                                                                            30,                   31,
                                                                                           2002                  2001
                                                                                      ------------------    ------------------
                                                                                          UNAUDITED              AUDITED
                                                                                      ------------------    ------------------
   ASSETS
 CURRENT ASSETS:
  Cash and cash equivalents                                                             $   10,188          $      6,421
  Short-term bank deposits                                                                  10,174                26,741
  Corporate bonds                                                                            6,664                19,813
  Trade receivables, net                                                                     3,312                 2,822
  Other accounts receivable and prepaid expenses                                             2,259                 2,143
  Inventories                                                                                7,043                 7,377
                                                                                      ------------------    ------------------

 TOTAL CURRENT ASSETS                                                                       39,640                65,317
                                                                                      ------------------    ------------------

 LONG-TERM INVESTMENTS:
  Long-term corporate bonds                                                                 11,684                   746
  Long-term bank deposits                                                                    6,818                   -
  Severance pay funds                                                                        1,080                   930
                                                                                      ------------------    ------------------

 TOTAL LONG-TERM INVESTMENTS                                                                19,582                 1,676
                                                                                      ------------------    ------------------

 PROPERTY AND EQUIPMENT, NET                                                                 3,901                 5,093
                                                                                      ------------------    ------------------

 TOTAL ASSETS                                                                           $   63,123           $    72,086
                                                                                      ==================    ==================

   LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
  Trade payables                                                                        $    5,798          $      5,040
  Other accounts payable and accrued expenses                                                4,072                 4,916
                                                                                      ------------------    ------------------

 TOTAL CURRENT LIABILITIES                                                                   9,870                 9,956
                                                                                      ------------------    ------------------

 ACCRUED SEVERANCE PAY                                                                       1,655                 1,511
                                                                                      ------------------    ------------------

 SHAREHOLDERS' EQUITY:
  Share capital:
  Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of December 31, 2001 and September 30, 2002, respectively; issued and outstanding: 22,165,196 and 22,459,096 as of December 31, 2001
   and September 30, 2002, respectively                                                         56                    56
  Additional paid-in capital                                                               169,334               169,355
  Deferred stock compensation                                                               (2,395)               (4,848)
  Accumulated deficit                                                                     (115,397)             (103,944)
                                                                                      ------------------    ------------------

 TOTAL SHAREHOLDERS' EQUITY                                                                 51,598                60,619
                                                                                      ------------------    ------------------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $   63,123          $     72,086
                                                                                      ==================    ==================

THIRD QUARTER 2002 RESULTS-5

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This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.


                                       ###


CONTACT:          Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Daphna Golden (Investors)
                  Ceragon Networks Ltd.
                  +972-3-645-5513
                  ir@ceragon.com